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INVESTOR CONTACTS:
Larry James                                   Suresh Kumar
(1) 408.941.1110                              (65) 360.4060
jamesl@charteredsemi.com                      sureshk@charteredsemi.com


MEDIA CONTACTS:
Chartered Singapore:                          For Chartered:
Carolyn Lee                                   Laurie Stanley, Wired Island, Ltd.
(65) 360.1701                                 (1) 510.656.0999
carolynlee@charteredsemi.com                  laurie@wiredislandpr.com


   CHARTERED REITERATES REVENUE AND EARNINGS GUIDANCE FOR FOURTH QUARTER 2001


SINGAPORE - DECEMBER 12, 2001 - In its scheduled mid-quarter update today, Chartered Semiconductor Manufacturing (Nasdaq: CHRT and SGX-ST: CHARTERED) reaffirmed its fourth-quarter revenue and earnings guidance, which was originally provided on October 23, 2001.

"The quarter is progressing much as we had expected, and we remain on track to achieve our revenue guidance of 'flat to down 5%, compared to the third quarter,' and our EPS guidance of 'a loss per ADS of approximately 95 to 97 cents,' respectively," said Chia Song Hwee, senior vice president, CFO & CAO of Chartered. "In addition, we expect shipments and the resultant utilization to be somewhat better than previously projected, and therefore our utilization guidance has improved to 'mid-20s' compared to the prior guidance of 'low to mid-20s,' and compared to the third quarter's 22% utilization level.

"We are also making good progress this quarter in enriching the technology mix of our shipments," said Chia. "We expect the percentage of revenues attributable to 0.18-micron product to more than double this quarter, compared to the third-quarter level of 4%. Primarily due to variations in customer and product mix this quarter, we now expect that our average selling price (ASP) will decline approximately 5-10% from third quarter. This compares to our original guidance of 'down 5%.' We still anticipate being within the range of our original third-quarter gross profit margin guidance which was 'a loss of
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approximately $79 million to $81 million,' as operational improvements are expected to offset the impact of additional price decline."

"Although the quarter is not yet over and the near-term economic outlook remains unclear, we are encouraged by the early signs of stability that we are beginning to see in our business and in the industry," said Barry Waite, president & CEO. "We believe that the coming upturn will further strengthen the outsourcing trend and reinforce the validity of the fabless business model. With our leading-edge technology, capacity and service infrastructure, we expect to be better positioned than ever before to win during the next phase of foundry growth."

Chartered plans to release its fourth quarter and year-end earnings on Tuesday, January 29, 2002, Singapore time.

Chartered's original guidance for fourth quarter was published in the company's third-quarter earnings release which can be found at http://www.charteredsemi.com/investor/index_financial.htm


ABOUT CHARTERED

Chartered Semiconductor Manufacturing is one of the world's top three silicon foundries. The Company's business model is distinguished by its strategy to build trusted long-term relationships, where manufacturing is part of a larger customer-service focus that includes joint development and implementation of new process technologies supporting novel applications within the broad communications market. Chartered operates five semiconductor fabrication facilities at its Singapore headquarters, with a substantially completed sixth fab that is in the process of being equipped as a 300mm facility.

A Company with both global presence and perspective, Chartered is traded on both the Nasdaq Stock Market in the United States (Nasdaq: CHRT) and on the Singapore Exchange Securities Trading Limited in Singapore (SGX-ST: CHARTERED). The Company reported 2000 revenues of over US$1.1 billion. More than 4,300 Chartered employees are based at 12 locations around the world. Information about Chartered Semiconductor Manufacturing can be found at www.charteredsemi.com.


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SAFE HARBOR STATEMENT UNDER THE PROVISIONS OF THE UNITED STATES PRIVATE
SECURITIES LITIGATION REFORM ACT OF 1995

This news release contains forward-looking statements, as defined in the safe harbor provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements, including without limitation, statements relating to the Company's projected revenues, average selling price, utilization, gross profit margin, loss per ADS and technology mix, reflect the Company's current views with respect to future events and financial performance, and are subject to certain risks and uncertainties, which could cause actual results to differ materially from historical results or those anticipated. Among the factors that could cause actual results to differ materially are: changes in market outlook and trends and economic conditions; customer demands; the successful implementation of our partnership, technology and supply alliances; unforeseen delays or interruptions in the equipping of our fabrication facilities; the performance level of our fabrication facilities; availability of materials, equipment, manpower and timely regulatory approvals, the availability of financing and terms thereof and the continued success in technological advances. Although the Company believes the expectations reflected in such forward looking statements are based upon reasonable assumptions, it can give no assurance that these expectations will be attained. In addition to the foregoing factors, a description of certain other risks and uncertainties which could cause actual results to differ materially can be found in the section captioned "Risk Factors" in the Company's Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission. You are cautioned not to place undue reliance on these forward-looking statements, which are based on management's current view of future events. The Company undertakes no obligation to publicly update or revise any forward looking statements, whether as a result of new information, future events or otherwise.